FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 8, 2004

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telefónica del Perú S.A.A.

Item

1.	Free translation of a letter to CONASEV, dated November 5, 2003, regarding Fitch’s change in the rating of certificates issued by Telefonica del Peru Grantor Trust.

2.	Free translation of a letter to CONASEV, dated November 17, 2003, regarding the redemption of Series A of the 28th Issue of the Second Program of Commercial Papers.

3.	Free translation of a letter to CONASEV, dated November 19, 2003, regarding the terms and conditions of the First Emission of the Third Program of Telefonica del Peru’s Bonds.

4.	Free translation of a letter to CONASEV, dated November 20, 2003, regarding the redemption of Series J of the 25th Issue of the Second Program of Commercial Papers.

5.	Free translation of a letter to CONASEV, dated November 24, 2003, regarding the results of the First Issue of the Third Program of Telefonica del Peru’s Corporate Bonds.

6.	Free translation of a letter to CONASEV, dated November 27, 2003, regarding the redemption of Series D of the 28th Issue of the Second Program of Commercial Papers.

7.	Free translation of a letter to CONASEV, dated November 30, 2003, regarding the redemption of Series C of the 27th Issue of the Second Program of Commercial Papers.

8.	Free translation of a letter to CONASEV, dated December 5, 2003, regarding shareholders’ approval of the dissolution of Telefonica Peru Holding SAC.

9.	Free translation of a letter to CONASEV, dated December 15, 2003, regarding the resignation of Mr. Jose Luis Garcia Velez as director and chief executive officer of certain affiliated entities.

10.	Free translation of a letter to CONASEV, dated December 17, 2003, regarding certain agreements adopted by Telefonica del Peru’s Board of Directors.

11.	Free translation of a letter to CONASEV, dated December 22, 2003, regarding Board authorization for Telefonica del Peru to commence transactions necessary to obtain a second renewal of the company’s concession contracts.

12.	Free translation of a letter to CONASEV, dated January 5, 2004, regarding the redemptions of Series Q and D of the 25th Issue of the Second Program of Comercial Papers.

Item 1

GCF-135-A-    -2003

Lima, November 5, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that on November 4, 2003 the rating agency “Fitch Ratings” decreased the rating of the certificates issued by Telefónica del Perú Grantor Trust on December 1998 from BBB + to BBB and has withdrawn the condition of “negative perspective” of such certificates. The remaining amount of such certificates is of US$ 43.2 MM which corresponds to a trust operation related to accounts receivables corresponding to the long distance business.

The download of the certificates’ rating is made in relation to the securitization transaction and not in relation to the corporate rating of Telefónica del Perú which remains on BB-, which is restricted by Peru’s sovereign rating. Fitch has pointed out the improvement of the rating related to interest coverage – EBITDA (earnings before interest, taxes, depreciation and amortization) on interest – from 7.2 times for the first nine months of 2002, to 12.0 times for the same period in 2003.

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 2

TRANSLATION

GGF-220-A1-0953-03

Lima, November 17, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of Series A of the 28th Issue of the Second Program of Commercial Papers, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Price
28th	A	120	07.18.03	11.15.03	S/. 8,750,000.00

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 3

TRANSLATION

November 19, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you the terms and conditions of the First Emission of the Third Program of Telefónica del Perú S.A.A. Bonds, that are detailed in the notice which will be published tomorrow and is attached herein.1

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

[1]	English translation of this notice is not available.

Item 4

TRANSLATION

GCF-220-A1-0977-03

Lima, November 20, 2003

Messers.

Comisión Nacional Supervisora

De Emrpesas y Valores – CONASEV

Lima.-

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series J of the 25th Issue of the Second Program of Commercial Papers, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
25th	J	360	11.25.02	11.20.03	S/.3,500,000.00

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 5

TRANSLATION

November 24, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the of First Issue of Third Program of Telefónica del Peru Corporate Bonds made on November 21, inscribed in the Capital Markets Public Records as per Resolution No. 079-2003/EF/94.11 on October 3, 2003, enclosed herewith.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

TRANSLATION

Amount	:	S/.50,000,000

Date of Issue	:	November 24, 2003

Date of Redemption	:	November 24, 2010, by the maturity date the total capital readjusted will be paid according to the constant acquisitive value (VAC)

Nominal Interest Rate	:	5.0000%

Coupon	:	Semiannual

Coupon	Maturity Date	Payment Date
1	05/24/2004	05/24/2004
2	11/24/2004	11/24/2004
3	05/24/2005	05/24/2005
4	11/24/2005	11/24/2005
5	05/24/2006	05/24/2006
6	11/24/2006	11/24/2006
7	05/24/2007	05/24/2007
8	11/24/2007	11/26/2007
9	05/24/2008	05/26/2008
10	11/24/2008	11/24/2008
11	05/24/2009	05/25/2009
12	11/24/2009	11/24/2009
13	05/24/2010	05/24/2010
14	11/24/2010	11/24/2010

Item 6

TRANSLATION

GCF-220-A1-0989-03

Lima, November 27, 2003

Messers.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of Series D of the 28th Issue of the Second Program of Commercial Papers, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
28th	D	30	10.28.03	11.27.03	S/.8,000,000.00

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 7

TRANSLATION

GCF-220-A1-0986-03

Lima, November 30, 2003

Messers.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of Series C of the 27th Issue of the Second Program of Commercial Papers, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
27th	C	244	03.31.03	11.30.03	S/.500,000.00

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 8

TRANSLATION

Lima, December 5, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that on December 4, 2003, the Shareholders Meeting of Telefónica Perú Holding SAC, a company that is part of Telefonica Group, approved the dissolution of such company, according to article 407.8 of the Peruvian Corporate Law. Likewise, we inform you that the above mentioned Shareholders Meeting assigned as its liquidators Mr. Antonio Villa Mardon, identified with ID N° 10840875; Mr. José Luis Escobar González, Spanish, identifies with ID N° N-122877 and Mr. Jorge Lizandro Rodríguez Yrigoyen identified with ID N° 07854293.

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 9

TRANSLATION

GGR-135-A-/2003

Lima, December 15, 2003

Messers.

COMISIÓN NACIONAL SUPERVISORA

DE EMPRESAS Y VALORES (CONASEV)

Lima.-

Ref: Key Events

Dear Sirs,

According to the CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that today the resignation of Mr. José Luis García Velez as Director and Chief Executive Officer of its affiliate Telefónica Servicios Globales de Telecomunicaciones S.A.C. (SERTEL) and as Director of Transporte Urgente de Mensajería S.A.C. (TUMSAC) was accepted. Therefore, Mr. Michael Duncan Cary Barnard was assigned to the above mentioned positions.

Enclosed please find the information related to the company in the respective form.

Sincerely yours,

Julia María Morales Valentin

Stock Exchange Representative

SERVICIOS GLOBALES DE TELECOMUNICACIONES S.A.C.

1. CIIU :	64207

2. R.U.C. :	20502012445

3. Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4. Legal Representative :	Michael Duncan Cary Barnard

5. Shareholders with 5% or more of the stock capital :

Telefónica del Perú S.A.A.

6. Board of Directors:

Nadal Ariño Javier (President)	Passport NO. 73180805-A
Duncan Cary Barnard Michael	D.N.I. No. 10803501
Morales Valentín, Julia María	D.N.I. NO. 08768750

7. Chief Executive Officer:

Duncan Cary Barnard Michael	D.N.I. 10803501

TRANSPORTE URGENTE DE MENSAJERÍA S.A.C.

1. CIIU :	641105

2. R.U.C. :	20386445720

3. Address :	Av. Arequipa 4005, Miraflores

4. Legal Representative :	Martín Muñoz Francisco

5. Shareholders with 5% or more of the stock capital :

Telefónica del Perú S.A.A.

6.- Board of Directors:

Nadal Ariño, Javier (Presidente)	Passport N° 73180805-A
Revilla Vergara Juan	D.N.I. N° 08234014
De la Puente Estramadoyro, Séneca	D.N.I. N° 06417179
Manzanares Gutiérrez José Javier	C.E. N° N-87013
Michael Duncan Cary Barnard	DNI N° 10803501

7. Chief Executive Officer :

Martín Muñoz Francisco, con C.E. N° N-85213

Item 10

TRANSLATION

GGR-135-A-/2003

Lima, December 17, 2003

Messers.

COMISIÓN NACIONAL SUPERVISORA

DE EMPRESAS Y VALORES (CONASEV)

Lima.-

Ref: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the rules of Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the following agreements adopted today by its Board of Directors:

•	Acceptance of the resignation of Mr. José Luis García Velez, Spanish, identified with ID N° 99623, as Managing Director of Residential Communications and Alternate Director of Telefónica del Perú S.A.A.

•	Assignment of Mr. Michael Alan Duncan Cary-Barnard, identified with ID N° 10803501, as Managing Director of Residential Communications of the Company.

•	Authorization to the Executive Officers to start as it deems convenient, the necessary procedures to (i) delist from the New York Stock Exchange the ADRs, (ii) amend the Depositary Agreement entered by and between Telefónica del Perú S.A.A., J.P.Morgan of New York and the ADRs holders; (iii) cancel the Depositary Program of the above mentioned securities and (iv) when it corresponds, delist such securities from the Securities and Exchange Commission (SEC), according to its regulations.

Sincerely yours,

Julia María Morales Valentin

Stock Exchange Representative

Item 11

TRANSLATION

GGR-135-A-228-2003

Lima, December 22, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the rules of Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that today the Executive Committee of the Board of Directors authorized the company to start, according to the agreed procedures, the transactions needed in order to obtain the second renewal of the term of the Concession Contracts entered by and between the Ministry of Transportation, Communication and Construction and the Compañía Peruana de Teléfonos and Entel Perú (now merged into Telefónica del Perú S.A.A.).

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

TRANSLATION

GCF-220-A1-1038-03

Lima, January 5, 2004

Messers.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the following redemptions:

•	SERIES “Q” OF THE 25TH ISSUE OF THE SECOND PROGRAM OF COMMERCIAL PAPERS:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
25th	Q	360	01.10.03	01.05.04	S/.15,000,000.00

•	SERIES “D” OF THE 27TH ISSUE OF THE SECOND PROGRAM OF COMMERCIAL PAPERS:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
27th	D	277	03.31.03	01.02.04	S/. 18,500,000.00

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: January 8, 2004	By:	/s/ Julia María Morales Valentín
		Name:	Julia María Morales Valentín
		Title:	General Counsel of Telefónica del Perú S.A.A.